INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, WI 53233

May 13, 2011

VIA EDGAR TRANSMISSION

Mrs. Patricia Williams
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Investment Managers Series Trust – Palmer Square Absolute Return Fund
Request for Acceleration

Dear Mrs. Williams:

Pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 150 under the Securities Act and Post-Effective Amendment No. 156 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on May 13, 2011 be accelerated to May 16, 2011.

Very truly yours,
Investment Managers Series Trust

By:  /s/ John Zader
     John Zader
     President and Trustee